United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 33366973

AERCO LIMITED
(Exact Name of Registrant as Specified in its charter)

AerCo Limited
22 Grenville Street
St. Helier
Jersey, JE4 8PX
Channel Islands
(Address of registrant’s principal executive offices)

     Subclass A-2, B -1 and C-1 Notes due July 15, 2023;
Subclass A-3, A-4, B-2 and C-2 Notes due July 15, 2025
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6 -------

Approximate number of holders of record as of the certification or notice date: Based on knowledge and belief, less than 300 holders of record of each of AerCo Limited’s Subclass A-2 , B-1 and C-1 Notes, due July 15, 2023 and less than 300 holders of record of each of AerCo Limited’s Subclass A-3, A-4, B-2 and C-2 Notes, due July 15, 2025, calculated according to the procedures set forth in Rules 12g3-2 and 12g5-1 of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, AerCo Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 26, 2003	BY:	/s/ G. Adrian Robinson

		Name:	G. Adrian Robinson
		Title:	Chairman of the Board of AerCo Limited